# STATEMENT OF FINANCIAL CONDITION

Alight Financial Solutions LLC
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47344 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alight Financial Solutions, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Overlook Point
(No. and Street)

Lincolnshire (City) Illinois (State) 60069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas S. Keith 847-295-5000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive, (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**



# OATH OR AFFIRMATION

I, Douglas S. Keith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alight Financial Solutions, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
AHMED RASOOL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/06/24

Douglas S. Keith
Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of PAB Account and Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
- ☐ (i) Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2020

## Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

# Report of Independent Registered Public Accounting Firm

To the member and officers of Alight Financial Solutions LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alight Financial Solutions LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Company's auditor since at least 2002, but were unable to determine the specific year.

February 25, 2021

# Alight Financial Solutions LLC

## Statement of Financial Condition

### December 31, 2020

**Assets**

| | |
|---|---:|
| Cash | $ 3,830,308 |
| Receivable from affiliate | 531,033 |
| Receivable from customers | 633,721 |
| Prepaid regulatory fees | 363,565 |
| Deposit with clearing broker | 100,000 |
| Total assets | $ 5,458,627 |

**Liabilities and member's equity**

| | |
|---|---:|
| Payable to affiliate | $ 388,422 |
| Accounts payable and accrued expenses | 25,634 |
| Total liabilities | 414,056 |
| Member's equity | 5,044,571 |
| Total liabilities and member's equity | $ 5,458,627 |

*See notes to financial statements.*

# Alight Financial Solutions LLC

## Notes to Statement of Financial Condition

## December 31, 2020

### 1. Organization and Nature of Business

Alight Financial Solutions LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Alight Solutions LLC (the Parent), which is a wholly owned subsidiary of Tempo Acquisition, LLC. The Company's ultimate parent is Tempo Holding Company, LLC. Tempo Holding Company, LLC is owned by Tempo Management, LLC and certain investment funds affiliated with The Blackstone Group L.P. ("Blackstone") and other co-investors. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

### 2. Significant Accounting Policies

#### Basis of Presentation

The following significant accounting policies are consistently followed in the preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

#### Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Cash

Cash includes checking accounts and an interest bearing account at a non-affiliated bank.

Restricted cash included on the statement of financial condition represents cash on deposit in a special reserve bank account for the exclusive benefit of customers.

**2. Significant Accounting Policies (continued)**

Restricted cash included in deposits with clearing broker on the Statement of Financial Condition represents cash set aside to satisfy requirements under Rule 15c3-1 of the SEC.

**Recently Adopted Accounting Pronouncements**

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional guidance for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. The Company adopted the new standard effective January 1, 2020. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

**3. Related-Party Transactions**

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs an allocated charge. Under the terms of the Agreement, the Company agrees to pay for all operating expenses incurred by the Parent or its affiliates on the Company's behalf including, but not limited to, costs associated with employee compensation, office space, and equipment. Employee compensation is allocated based on the estimated time spent on activities of the Company and includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined periodically by the Parent. The amount due by the Company under this Agreement is $388,422 and is reflected as Payable to affiliate as of December 31, 2020.

The Company is the affiliated broker-dealer of an affiliated mutual fund and earns shareholder services fees from this mutual fund. The amount due from this fund for fees earned is $505,033 and is reflected as receivable from affiliate as of December 31, 2020.

**4. Concentration of Credit Risk**

The Company has a concentration of credit risk in that all of its cash is held at one bank but does not believe it is exposed to any credit risk.

**5. Income Taxes**

The Company is organized as a limited liability company with a single member owner and, as such, is not separately subject to income taxes. The results of the Company are included in the financial statements and the income tax return of Tempo Holding Company LLC.

**6. Commitments and Contingencies**

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

**7. Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. As of December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 and the Company's net capital was 3,516,252, which was $3,466,252 in excess of required net capital. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2020, the Company was in compliance with all such requirements.

**8. COVID-19**

On March 11, 2020 the World Health Organization designated the spread of coronavirus (COVID-19) as a pandemic. As of the date of the Financial Statements, COVID-19 has had a significant impact on global and U.S. financial markets, and the Company continues to monitor its effects on the overall economy and its operations. In response to the COVID-19 pandemic, the company has enhanced its policies, procedures and operations to protect the integrity and continuity of its business and the health and safety of employees. Management believes that the Company is well positioned to successfully manage its business risks despite any uncertain economic outlook. Management is continuously monitoring the situation.

**9. Subsequent Events**

On January 25, 2021, the Parent and Foley Trasimene Acquisition Corp., a special purpose acquisition company, announced that they have entered into a definitive business combination agreement. Upon closing of the transaction, the combined company will operate as Alight, Inc. and plans to list under the symbol ALIT. The transaction is expected to close in the second quarter of 2021.